Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at http://www.cibc.com/ca/pdf/about/code-of-conduct-en.pdf. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2010 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
Effective November 1, 2010, CIBC adopted amendments to the Code of Conduct to address the following issues:
•	Rejecting Corruption and Bribery: A new section has been added to clearly express that employees will not engage, directly or indirectly, in fraudulent or corrupt business practices and, if they encounter such incidents, it is their obligation to report the activity.

•	Ethical Behaviour: This section has been revised to reinforce the requirement to respect both the letter and the spirit of the Code of Conduct.

•	Reporting Code of Conduct Violations: References to the mechanisms for reporting Code of Conduct violations, including the Ethics Hotline, as well as the protection of employees from retaliation for reporting violations, have been made more prominent throughout the Code of Conduct.
In addition to these changes, certain other editorial, technical, administrative or non-substantive amendments were made to the Code of Conduct.
Effective November 1, 2009, CIBC adopted minor amendments to the Code of Conduct to address the following issues:
•	Honesty, Integrity and Fraud Prevention: This section now includes specific examples of activities that are prohibited.

•	Scope of Activity: This section has been expanded to prohibit giving clients certain types of advice (investment, tax, legal, etc.) unless the employee has the required authority and qualifications to do so. This section also now includes an explicit prohibition regarding the processing of transactions without proper client authorization and documentation.

•	Outside Activities and Appointments: This section has been clarified to indicate that an employee requires approval:
–	prior to commencing a campaign for election to public office; or

–	prior to acting as a director of a company, even where the activity is undertaken at CIBC’s request.
•	Copyright: A new section has been added regarding the need to respect copyright laws before using certain types of material.
In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.